UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
MESA LABORATORIES, INC
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
59064R109
(CUSIP Number)
January 05, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 59064R109

1	NAME OF REPORTING PERSON Conestoga Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-3072906
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 320,704
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 400,221
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.11%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 59064R109

1	NAME OF REPORTING PERSON Conestoga Small Cap Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3865089
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 187,201
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 187,201
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,201
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%
12	TYPE OF REPORTING PERSON Investment Company

CUSIP No.: 59064R109
ITEM 1(a).	NAME OF ISSUER: MESA LABORATORIES, INC
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 12100 West Sixth Avenue Lakewood, Colorado 80228
ITEM 2(a).	NAME OF PERSON FILING: Conestoga Capital Advisors LLC Conestoga Small Cap Fund
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 550 E. Swedesford Rd. Suite 120 Wayne, PA 19087
ITEM 2(c).	CITIZENSHIP: Delaware Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 Par Value
ITEM 2(e).	CUSIP NUMBER: 59064R109
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [X]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.: 59064R109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 05 2016	Conestoga Capital Advisors LLC By: /s/Duane R. D'Orazio Name: Duane R. D'Orazio Title: Chief Compliance Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).